WhiteClouds

Software Technology Entertainment Medical Device Healthcare

On-Demand 3D Fabrication: the world's largest color 3D printing facility

WHITECLOUDS.COM OGDEN UTAH





Our 3D Printing software platform enables businesses to produce customized products for their customers like: a model brain-with-tumor based on a patient's personal MRI, a veterinary model used in pre-surgical planning for a dog with angular limb deformity, a super-sized character, or that unique trade show display. By coupling our cloud-based... *more*

Jerry Ropelato CEO @ WhiteClouds

Why you may want to support us...

1. $9.8 million in revenue since inception.
2. Over 70 Fortune 1000 customers.
3. Raised $1.3M from 975 investors on Wefunder.
4. 3DaaS Software Platform.
5. After a successful 23 month trial, signed contract to provide patient-specific 3D printed Veterinary models with largest Veterinary platform (1,870 veterinary surgical centers).
6. New Customers Include: Largest Anatomical Models Supplier and two of the Largest Healthcare3D Visualization Developers in the US and Europe (Medical Imaging Software used by 6,300 Healthcare providers)
7. Acquired Software 3D Printing Companies: Sandboxr and 3DPlusMe.
8. Gross Profit margin improved from 53% to 66% over the last 4 quarters.

Why investors ❤ us

WE'VE RAISED $11,274,503 SINCE OUR FOUNDING



As a technology entrepreneur for 25 years, and an angel investor for 15 years, I've seen a lot of ideas and met a lot of entrepreneurs (hundreds). I can tell you that Jerry Ropelato and WhiteClouds are the "real deal." Jerry is one of those serial tech entrepreneurs who starts his next company with the same passion and hunger that he started his first one and is willing to commit his own personal capital before asking others to do the same. WhiteClouds' exceptional quality has established them as the go-to service provider for the world's largest 3D printing projects. I'm delighted to finally have the opportunity to invest in what I personally believe is a billion-dollar company, with a guy I trust implicitly.

James Marciano
Tuck Advisors



I'm taking a class in Digital Fabrication and I also have an internship with Makerspace in Santa Cruz, CA.

Ben Thomas



because i found it a genuine and the righteous cause for human development and growth

Hamza Ahmed

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Jerry Ropelato
CEO
30 years in internet media, tech product development, and manufacturing. Founder of $130M Purch.



Joey Skinner
Chief Operating Officer
Over 30 years experience in software, manufacturing, and executive management. He has been involved with large public companies and enjoys the agile atmosphere of technology start-ups.

in



Dave Forsberg
Sales Advisor
25 yrs in sales & marketing. Led Marketstar to $325M in annual revenue as EVP Business Development

in



Kerry Parker
VP Sales - Business Dev.



Lesa May
Controller



Kelly Root
Design Manager



Athena Perkins
3D Medical Specialist



David Southern
Director of Development



Wayne Ropelato
Production Manager

In the news

Downloads

- 3D Printing and Consumer Products Manufacturing.pdf
- Disruptive Technologies-McKinsey.pdf
- Market Guide to 3D Printer Manufacturers-Gartner.pdf
- WhiteClouds Investor Deck.pdf

We Enable Businesses to Customize 3D Products

Unlike our competitors who focus on creating product prototypes, we focus on creating the end product.

WhiteClouds is an on-demand 3D fabrication company. Our 3D cloud based software platform has transformed manufacturing and 3D technology operations to an “as a service” model (“3DaaS”). This means, we can print whatever a company wants at any given time: broadening our customer base.



Our Work Has Helped Save Lives

Our customers using patent-pending 3D printing technology to prepare for complex surgeries in both humans and animals.


Ella's 3D heart

Ella's Story with Primary Children's Hospital



Black Rhino Layla with Brookfield Zoo



Medical Discussion on 3D Medical Models with Two of Our Customers

Jeff Sorenson – CEO of TeraRecon (3D Visualization Software Publisher) & Dr Quigley (NeuroRadiologist - University of Utah)



WhiteClouds Patent-Pending Hinge and Slice Medical Model

Pending patent 15/264,102 allows surgeons and veterinarians to view a hinged model of multiple slices of a living organ derived from a medical imaging file.

We Are a Technology Company

We have built an end-to-end software platform connected to 3D fabrication equipment.

From small businesses to large enterprises, our 3DaaS ecosystem of software is flexible enough for each customer's desired level of automation. 3D personalization, order management, 3D asset management, and 3D production processes are all part of the platform. Our robust software (and printing facility) allows us to tackle several verticals at once. What sets us apart is our ability to balance automation for efficiency and the quality of our color 3D prints.

Medical



Complex cases may sometimes need a different view. 3D models provide a hands on perspective with high detail and full color segmentation.

Veterinary



Veterinary surgeons utilize 3D printed models to minimize the time an animal is under anesthesia.

Architectural



With 3D printing technologies, models are easier to create, more affordable, more accurate, and have a higher level of detail than ever before.

Trade Show


CES

Tradeshows around the world need precise 3D colored models to showcase their industry—from molecules to machines.

Entertainment



From small to large, 3D printing of characters and accessories allows for incredibly fine details.

Footwear



Footwear designers are moving from 2D design to 3D design, and need a rapid physical example of their design, months before the first shoe comes off the production line.

60,000 sqft

The world's largest full-color 3D-printing facility.





Our Technology Can Produce Phenomenal Details



This 3'x3' model showcases the phenomenal detail that can be accomplished with full-color 3D Printing. Each individually designed element punctuates automated fabrication - from the Ancients, barracks, and towers in each base down to the forgotten bones of old enemies strewn along the side of a forest path. 3D Printing can produce details down to 16 Microns (1/6 the size of a human hair).

$9,772,650

Total Sales Since Inception


$6M
$5M
$4M
$3M
$2M
$1M
**Discontinued low margin sales lines
2015
2016
2017
2018
2019
Total Annual Sales
Projected Sales 2019

**We discontinued our lower margin sales lines – sales from our software acquisitions and hardware line. This had a negative impact on our sales growth, but it has increased our gross margins from 53% in 2017, 66% in 2018, and a projected 69% in 2019.

We are estimating that our sales will continue to grow in our largest-margin business lines, anticipating to hit at least $6 million in sales this year. There is no guarantee that the numbers will materialize as projected. Projections for 2019 are dependent on variables outside of our control and may not materialize as displayed.


180
135
90
45
Q1 2018
Q2 2018
Q3 2018
Q4 2018
New Business Customers in 2018


18
12
6
FORTUNE
1000
2018
Q1 2018
Q2 2018
Q3 2018
Q4 2018
New Fortune 1000 Customers in 2018

$496	$21,578	98%	$3,330
Customer Acquisition Cost	Customer Lifetime Value	Customer Retention Rate	Avg Invoice Size of Customers

Meet Our Customers

Each of these major brands puts their trust in the WhiteClouds for 3D fabrication.


FORTUNE 1000
70+ Fortune 1000
38 New Fortune 1000 Customers in 2018
Financial Services
Technology/Internet
Healthcare
Media/Entertainment
Retail
Government/Defense
Agencies
Construction
Manufacturing
Food
Education
Sports

Our Journey So Far

Quality has always been the underlying driver for everything we do at WhiteClouds. In 2019, it is about boosting our marketing to capitalize on the foundation we've built.


WhiteClouds Launches with Initial Funding
Funding
Medical Models
Acquisitions 2015/2016
Events and Tradeshows
Medical Industry Expansion
January 2013
May 2013
May 2015
December 2015/June 2016
2017
April 2013
November 2014
October 2015
October 2016
2017-2018
3D Model of "Layla the Rhinoceros"
3D Printers
Architecture and Entertainment
Expansion

Our Founder's Last Startup: Over $100 Million in Revenues

We have an all-star, experienced team ready to conquer the 3D printing market.

Jerry Ropelato, the founder and CEO of WhiteClouds, also founded Purch which is now among the largest internet technology media companies in the world owning different website brands, such as Tom's Hardware, TopTenReviews, Business.com, and Buyer Zone. Jerry's vision and drive has proven extremely successful in many entrepreneurial endeavors. In fact, the executive management team at WhiteClouds have been successful entrepreneurs and executives growing significant revenues at multiple companies. They have built a team of highly talented designers, craftsmen, and technologists capable of building any 3D model and the initial business relationships in markets that will drive major adoption into the future.

Let's Build Better, Bigger, Faster

WhiteClouds is positioned to become the go-to full-color 3D printing service enabler for businesses wanting to provide personalized products to their customers. Our 3D projects are becoming larger and larger and our capabilities continue to grow.


ally




wilton

Large 3D fabricated pieces is the fastest-growing segment of our business, usually for trade shows. The FA 18 jet took us only a week!

Thank you to all of our customers, fans, and friends. Your support has been crucial to the growth of our company. Many of you have asked, "How can I invest in WhiteClouds?" Now you can. We are partnering with Wefunder to raise money and I hope you will take the opportunity to share in the success of our journey.

Often, I speak on my favorite subject entitled "A Futuristic Look at the Next 100 Years in Technology." Along with robotics, space travel, autonomous vehicles and many other topics, I always get very excited talking about the future of 3D printing. Even though aspects of 3D printing have been around for 30+ years, most businesses have no idea how this technology will impact them. The amazing things that can be done with 3D printing can give businesses competitive advantages in their current situations. Education is always part of our sales process and we are fortunate that we are in the middle of those early conversations and can help shape some of their future strategies.

We know WhiteClouds is well positioned to be the market leader. We are making incredible progress and setting the stage for our future growth. Come join us on our journey and help make a difference with this new technology.

Thank you,

Jerry Ropelato


whiteclouds

Thank you from the whole WhiteClouds team!

Investor Q&A

— COLLAPSE ALL

What does your company do?

Our 3D Printing software platform enables businesses to produce customized products for their customers like: a model brain-with-tumor based on a patient's personal MRI, a veterinary model used in pre-surgical planning for a dog with angular limb deformity, a super-sized character, or that unique trade show display. By coupling our cloud-based software platform with our full-color 3D printing facility, the options are limitless: that's why we've attracted some of the largest brands in the world.

Where will your company be in 5 years?

At WhiteClouds, we know over 88% of customers want personalization in their products. That's why we make it easy for companies to create personalized and customized products, big and small—no expertise in 3D design, software, or equipment necessary. Our robust end-to-end software and dedication to quality are why we have customers ranging from medical and veterinary to gaming and retail.

What is WhiteClouds?

WhiteClouds is On-Demand 3D Fabrication in the Cloud for businesses. We use 3D Printing as our main technology. We provide an ecosystem for businesses to enable the creation of personalized products for their customers or for themselves. Instead of focusing on creating product prototypes like many of our competitors, we focus on the end product. A few examples: - We work with builders, architects, and developers to create extremely detailed, physical architectural models for each customer's new home or building prior to construction.

- We work with hospitals and veterinary centers to create personal anatomical models from their patients' CAT-Scans/MRIs to be used for pre-surgery planning and patient education.

- We work with gaming publishers to offer their customers the ability to better connect with the video game by creating a physical model of their personalized avatar/characters.

- We work with tradeshow and display companies to offer unique model displays for their customers, both large and small.

WhiteClouds is now the largest full-color 3D Printing facility in the world.

What does the overall market for 3D printing look like right now?

3D printing is a large industry but it's also a very fragmented industry with a lot of different sub-industries. These include everything from commercial and consumer printer manufacturers and the companies that make the printing materials, to service bureaus, scanning companies, and companies selling 3D-printable content. Then there are software publishers that make the modeling software. We are positioned on the services side.

When people think of 3D printing they usually think about quick print jobs. You plug in a USB cable to a printer and out comes the end product. It's not that easy. It takes a lot of work to prepare for a 3D print job. When we say we're a service organization, that's true because we are providing a service for other companies. But we have a lot of software and intellectual property on the front end to help us deliver a great quality product. In that respect, it's nothing like your local copy center.

Mckinsey and Company, a worldwide management consulting firm, has said they believe that by the year 2025 there will be $4 trillion dollars of consumer products that could be 3D printed. That doesn't mean they will be, but they could be. They analyzed actual products that they believe will be printed, and that could be a $100 billion to $300 billion marketplace by 2025. That is the exact market that we are going after.
Gartner, a research and consulting company, just published a new report stating that the 3D Printing Market will be $30 billion by 2023.

What are the coolest things you have ever 3D Fabricated?

We get asked that a lot.
Here are a few unique ones that stand out:- An 11 foot tall Shera character for the Dreamworks display at NY Comic-con.- The entire signature display for CES - it included large objects such as a robot, goggles, headphone, stadium, and many others.
- Thomas Davis (Carolina Panthers Linebacker) brace. He wore the first 3D printed brace ever used in an NFL game and it happened to be Superbowl 50.
- Nasal cavity for Layla, a Black Rhino at the Brookfield Zoo.
- USS Arizona replica - joint project with Autodesk - they did the scanning of the ship as it rests today
- Thousands of small parts involved in a fast turnaround for an automobile recall.
- Dota Game Diorama
- 1/3 Scale model of an FA18 Hornet Jet for the NHL
- A 12 foot tall cake decorating tool
- An 8 foot tall Soccer Glove
- A model for NASA of the Eta Carina Nebula - 7,500 light years from earth
- Anything that has to do patient-specific medical models - we always know that we are helping to save lives or organs.

What segments of the 3D printing market are your focus?

We've built an end-to-end software platform, what we call a 3DaaS (3D-as-a-service) platform. It allows us to go into multiple verticals. The process is basically the same for each vertical. Today, we work in these areas: medical, veterinary, architectural, gaming, trade shows and footwear. We try to identify marketplaces where personalization and customization play a big part. In the future, there will be other areas that we put additional resources into.

Who are your customers?

With 800+ customers, we work with a lot of brands as well as many Fortune 1000 (America's largest companies). Over 70 Fortune 1000 companies have now put their trust into WhiteClouds. Some of these companies including Walmart, Microsoft, Siemens, Target, Wolverine, Autodesk, Sony, and many others. Most of those companies are in the infancy of 3D printing and how it will impact their businesses. We believe that almost every company can use our services, which gives us a large marketplace.

Who are your customers in the healthcare sector?

We work with different hospital chains directly - a few customers are Intermountain Healthcare, University of Utah, Stanford, UCLA, and University of Texas. Keep in mind, 3D Printing is still extremely early in the healthcare sector. We have forged a very strong partnership with TeraRecon, the largest 3D Visualization software provider in the medical space. Globally, they have approximately 4,500 hospital networks using their software. Their software is vendor neutral, meaning they work with any CAT scan or MRI provider - it may be GE, Toshiba, or Philips. Our partnership with TeraRecon provides the first end-to-end click-to-print solution for the medical professional to segment (select the region of interest from a CAT-Scan/MRI) the 2D data and receive a 3D printed anatomical model. WhiteClouds' software and design professionals position the model for best display capabilities including the use of our patent-pending hinge and slice functions.These models are used in preoperative collaboration for surgical planning and patient education. TeraRecon sells what are called "PrintPacks" to hospitals - bundles from 50-5,000 prints.

We are also working with Anatomy Warehouse, a global company that provides standard anatomical models to hospitals, research centers, and educational institutions. We are providing the customization and personalization of 3D prints from CAT Scans and MRIs or special prints to be used in displays.
Recently, we have begun working with Sectra, a large 3D Visualization software provider in Europe, to provide 3D printed medical models to their hospital networks.

What is your work in the veterinary space?

If you think about most of the medical advances in humans, from drugs to equipment, most of them had their beginnings in the veterinary industry. 23 months ago we began a trial program in veterinary 3D printing with the largest provider of veterinary surgical centers in the US - about 1,870 centers. We began with trials in angular limb deformity in dogs - we 3D Print the exact replicas of the dogs orthopedic structure allowing the surgeon to measure, practice, and pre-fabricate metal plates that would be used on the dog during surgery. Reducing anesthesia time on animals helps the success rate of the surgery. We are beginning to do all types of 3D prints in animals related to orthopedic, vascular, tumor resection and soft-tissue functions. This is very new to the Veterinary industry and we are excited to expand our relationships with the largest players in the space.

Who are your competitors?

There are a number of competitors in each of the verticals we participate in. With our partners and customers, we believe we lead many of the vertical segments we are in. There are a lot of smaller companies that are trying to enter the marketplace. The barriers-to-entry are quite high. Most of our competitors focus more on 3D Printing prototypes as opposed to end products which is the bulk of our business. There are a number of different 3D printing technologies - we focus our efforts on the technologies that produce full-color prints. Many of our competitors are focused on technologies in the non-color plastics used to produce prototypes.

Who's responsible for educating customers about 3D printing?

That's a huge obstacle, and it's something that all of us in the industry have to overcome as 3D content explodes. When we first started the company, every potential customer needed education as part of the sales process. Sometimes this could go on for months and in a few cases - years. During 2018, our sales and marketing strategy shifted to an inbound strategy. Through our SEO (search engine optimization) and SEM (search engine marketing) efforts, we now focus on potential customers who are very much educated and are much closer to the purchase cycle. Our sales cycles have gone from months/years to days/weeks.

How did WhiteClouds get started?

Jerry: I had a very successful company before this. I was the founder and CEO of Purch, which is one of the largest internet technology media companies in the world. We owned about a dozen different websites related to helping consumers purchase technology products and services. I was at a time in my life where I wanted some change, and wanted to start a new company based on new, up-and-coming technologies. With my love for building things, 3D printing was a natural fit. The co-founders and I thought this would be an exciting thing to do and an easy process to get started. We were wrong on that. It took us a couple of years to figure out how to get good quality prints and how to identify the right markets to go into. That was part of our early startup. Now we're ready and expecting to increase our sales and marketing and really grow. That's part of the reason why we're doing this Wefunder project.

How has WhiteClouds grown so far?

We have grown from that first color printer we purchased in 2013 to having approximately 70 production printers in a 60,000-square-foot facility. We moved into our new facility in October of 2015 and that was a nice milestone for us. We were in very cramped quarters and to be able to move into this facility, and be prepared for our future growth, was one of the best decisions we have made. The move, along with additional 3D printer purchases, made us the largest full-color 3D printing company in the world.

As we have grown, we have increased our R&D expenditures to make sure we are continuing to innovate. For example, in early 2015, we invested heavily in healthcare 3D printing--being able to take CAT-Scans and MRI's and converting them into personalized anatomical models for surgeons to use.

In 2017, we filed our first patent. It is our sliced hinged model for medical use. We completed two acquisitions over the last 3 years, two 3D printing related software companies, Sandboxr and 3DPlusMe.

In 2018, we started using 3D printing farms - this is where we have many small 3D Printers working together on one 3D print. For example, when we need to 3D Print something that is 10' tall, we will have many pieces 3D printed and then assembled into the final product. The post processing is still complicated, but this allows for scalability by using very inexpensive 3D printers, some that are sub $500 in cost.We believe that 70 Fortune 1000 companies putting their trust in us, helps validate our business model.

What are your goals for the immediate future?

We want to increase our sales and marketing efforts and then capitalize on what we've already built. We have seen recent success in driving sales in 3D fabrication with the use of mixed-media technologies. This new 3D technology fabrication has allowed us to build much larger 3D models. Whether dioramas or large 3D structures, we can now use 3D Printing along with other technologies to create some awesome looking models. Our most recent success has come from the Trade Show industry, which is a ready marketplace - we will continue more sales and marketing efforts in this area.

What does WhiteClouds do better than everyone else?

We believe the thing we are better at than anyone is the quality of our 3D, full-color prints. We don't think there's anyone who can match our quality. We also think we have automated significant amounts of the process that takes existing 2D content and converts it into 3D printable content. That is a strong core element of what we do. With our software interfaces in our 3DaaS (3D-as-a-service) platform, we are continually improving our channel connections as much as possible. There are times where it still requires a human designer to complete the design to make it truly print-ready and we have one of the best teams of designers in the industry.Another big differentiator WhiteClouds has is when it comes to capacity and turnaround times. With the largest number of full-color 3D printers under one roof, we are able to produce items within a few days--in some cases, next day. We have the capacity to be able to take on very large deals.

Tell us about your Patent in the Medical Space?

WhiteClouds has a patent-pending "Hinge and Slice" technology that allows for examining specific areas of interest inside the body (usually a living organ) by evaluating various slices of the anatomical model. These individual slices are hinged together, similar in function to an unfolded-fan. It allows doctors to plan for surgical procedures and patient education. The model can be built using a specified number of slices and by specified thicknesses in each slice. We are now beginning to use this same "Hinge and Slice" technology in the Veterinary space. The patent was filed on July 6, 2016 and has been assigned Application No. 62/359,086.

Which customer is growing the fastest in using WhiteClouds services?

We have been working with Freeman, the worlds largest Experiential Trade show management company in the world for the last 18 months. We are getting more and more 3D requests from them. When one of their trade show customers need something really cool and unique, we get the call from Freeman. We anticipate they will become WhiteClouds largest customer in the near future. The potential is huge with Freeman and other Trade Show/Event/Agency companies. We have been steadily bringing on more and more agencies during 2018, for example, George P. Johnson is one of our newest customers.

Will WhiteClouds evolve into large scale production?

Yes, we work with a lot of businesses that are trying to unlock the mystery of how 3D Printing works and how this impacts unique personalization in various products. Many of them are in the early stages of this. It makes sense to do one-time orders to get the process started, but in time, we anticipate these will turn into large-scale production orders where each and every product will be unique.

How do you acquire customers?

We actively pursue marketing opportunities, SEO, SEM, social, email campaigns, and direct marketing. In 2018, we have really increased our efforts in these areas. We have steadily increased the number of new customers throughout 2018: 77 in Q1, 93, in Q2, 142 in Q3, and 181 in Q4. With customer acquisition costs averaging $496 per customer and an average customer life-time value of $21,578 (calculated over 3 years), we know that we need to invest more in our sales and marketing. That will be the primary use of this Wefunder campaign.Often, we reach out to potential customers that will be strategic in nature--channel partners. Together, we may be building the first product in that particular segment. We do a lot of channel development with the businesses who already have large customer bases. We don't have to sell to their end-consumer--the channel partner does this. We help the channel partner build out a new personalized product line. Some of the successes we have seen with our channel partners is going to require us to put more efforts into sell-through activities within these partners. One of our growing customers has about 3,000 employees in their sales departments and we need all 3,000 of them to know exactly what we can offer them as they are preparing solutions for their customers.

Why are you raising money?

Most of our fund raising will go towards sales and marketing activities. We plan to increase the breadth of the sales team, invest in brand recognition, conduct general marketing activities and build out our channel development.

Tell us about your executive team.

Joey: I joined WhiteClouds in mid-2015. The bulk of my career is with large software companies where I developed software products. Notably, I was vice-president over global software for Brooks Automation (NASD: BRKS). The software portion of the company generated about $110 million a year, and I was over all of the software product management and marketing. After that, I built up and sold a couple of software companies, and then did some consulting work while looking for the next big thing. I'm extremely excited about joining WhiteClouds and believe strongly in what we can do. My strength is not only in software but in efficiency and manufacturing improvements. Most of the software products that I helped develop, or at least managed, were manufacturing software products, so I have a lot of experience in that.Jerry: I have 35 years of experience in technology-related companies, primarily software and media. I have created 8 companies (5 of which still exist). Prior to WhiteClouds, I was the founder of Purch, a large global Internet technology media company that helps consumers purchase technology products. Purch recently sold the consumer division for $132M. Before the sale, it had approximately 125 Million monthly unique visitors from websites such as TopTenReviews, Toms Hardware, Laptop Magazine, BuyerZone, Business.com and many others.
We have a great team chemistry and we are excited for the future.

What is the grand vision for WhiteClouds?

Imagine the future when 3D printing has significantly altered how products are designed and manufactured, allowing complete personalization in all business sectors. Whiteclouds will be the enabler for businesses to accomplish this. Behind the scenes we are building a great company and setting about to make a difference in the world. We think we're early in 3D Printing and this industry has unlimited potential. We have built a great foundation and are well poised for the future.

Financials

WhiteClouds has financial statements ending December 31 2019. Our cash in hand is $196,805, as of May 2020. Over the three months prior, revenues averaged $231,722/month, cost of goods sold has averaged $64,573/month, and operational expenses have averaged $193,636/month.

At a Glance

January 1 to December 31

$2,919,337 +27%
Revenue

-$1,048,963
Net Loss

$3,314,970 +56%
Short Term Debt

$446,974
Raised in 2019

$196,805
Cash on Hand
As of 05/22/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Our 3D Printing software platform enables businesses to produce customized products for their customers like: a model brain-with-tumor based on a patient's personal MRI, a veterinary model used in pre-surgical planning for a dog with angular limb deformity, a super-sized character, or that unique trade show display. By coupling our cloud-based software platform with our full-color 3D printing facility, the options are limitless: that's why we've attracted some of the largest brands in the world.

At WhiteClouds, we know over 88% of customers want personalization in their products. That's why we make it easy for companies to create personalized and customized products, big and small—no expertise in 3D design, software, or equipment necessary. Our robust end-to-end software and dedication to quality are why we have customers ranging from medical and veterinary to gaming and retail.

Milestones

WhiteClouds, Inc. was incorporated in the State of Utah in January 2013.

Since then, we have:

- $9.8 million in revenue since inception.

- Over 70 Fortune 1000 customers.

- Raised $1.3M from 975 investors on Wefunder.

- 3DaaS Software Platform.

- After a successful 23 month trial, signed contract to provide patient-specific 3D printed Veterinary models with largest Veterinary platform (1,870 veterinary surgical centers).
- New Customers Include: Largest Anatomical Models Supplier and two of the Largest Healthcare3D Visualization Developers in the US and Europe (Medical Imaging Software used by 6,300 Healthcare providers)
- Acquired Software 3D Printing Companies: Sandboxr and 3DPlusMe.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2018, the Company had revenues of $2,293,065 compared to the year ended December 31, 2017, when the Company had revenues of $2,562,441. Our gross margin was 53.48% in fiscal year 2018, compared to 40.35% in 2017.
- *Assets.* As of December 31, 2018, the Company had total assets of $3,112,269, including $66,222 in cash. As of December 31, 2017, the Company had $3,965,530 in total assets, including $64,892 in cash.
- *Net Loss.* The Company has had net losses of $3,492,801 and net losses of $4,728,585 for the fiscal years ended December 31, 2018 and December 31, 2017, respectively.
- *Liabilities.* The Company's liabilities totaled $7,526,974 for the fiscal year ended December 31, 2018 and $5,828,663 for the fiscal year ended December 31, 2017.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,684,500 in debt, $3,000,000 in equity, $4,845,000 in convertibles, and $1,070,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 2 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

WhiteClouds, Inc. cash in hand is $67,522.06, as of January 2019. Over the last three months, revenues have averaged $257,128/month, cost of goods sold has averaged $78,335/month, and operational expenses have averaged $365,021/month, for an average burn rate of $186,228 per month. Our intent is to be profitable in 3 months.

After spending years (and extensive cash resources) developing software, making two acquisitions, conducting R&D, submitting multiple patent applications, and developing unique product/service offerings, WhiteClouds has had its first two profitable months in 2018 and is expecting to get to a consistent profitable business model over the next 3-4 months. We closed a low-margin business line (3D printed gaming figurines) in December 2018 and diverted the resources into our 3D fabrication areas which are growing faster with higher margins. WhiteClouds has added inexpensive 3D Printers (creating a 3D Printing farm) and inexpensive foam cutters allowing us to quickly fabricate larger objects, sometimes as tall at 10 feet. This has resulted in very positive results from our existing and new business customers. With our last Wefunder equity raise, we used the funds to increase our sales and marketing – primarily adding more sales staff and more investment into our search engine optimization activities.

January 2019 is on target to be our all-time high in lead generation activities (primarily because of our search engine marketing activities). We expect our lead generation to grow and as such, our revenue should follow this same trend. We expect our expenses to be very flat with the possibility of minor increases depending on how fast revenues grow. With our focus on getting the company to profitability and having two profitable months in the last 8 months, we anticipate consistent profitability in the near-term which will dramatically change our performance results and cash flows in the future. We have been very focused on improving gross margins by altering produce/service offerings and terminating low-margin business lines. Our gross margin results have gone from 40% in 2016 to 66% in 2018. We plan to continue reaching out to other institutional investors to bring in additional capital for future growth.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
-36%

Gross Margin:
76%

Return on Assets:
-75%

Earnings per Share:
-$0.02

Revenue per Employee:
$94,172

Cash to Assets:
2%

Revenue to Receivables:
1,722%

Debt Ratio:
586%

Cash Flow Statement - 2019.pdf

Balance Sheet - December 2019..pdf

Income Statement - 2019..pdf

WhiteClouds Financial Statements- Reviewed 2017.pdf

Financial Statements 2018.pdf

WhiteClouds Inc. Financial Statements- Reviewed.pdf

Risks

1. While the Company believes in good faith that its business plans have a reasonable chance of success, the operations of the Company are ultimately speculative and involve the possibility of a total loss of investment, due to any number of considerations. Investment is suitable only for individuals who are financially able to withstand total loss of their investment.

2. We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

3. We may face potential difficulties in obtaining outside capital from venture capital or investment firms.

4. Our management team has limited experience in the 3D Printing industry and has not managed a business with similar risks and challenges specific to our business.

5. In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

6. Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

7. Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, register on our web site, or otherwise communicate and interact with us.

8. Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

9. The Company's success depends on the experience and skill of its executive officers and key employees.

10. Changes in employment laws or federal or state regulations could negatively impact or harm our performance.

11. From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

12. We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

13. We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications, products, and services.

14. The Company could be negatively impacted if found to have infringed on intellectual property rights.

15. If we fail to maintain or expand our relationships with our suppliers and manufacturers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products and services.

16. Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

17. Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

18. We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

19. As 3D Printing technology changes, we may need to invest in additional technologies which may have an effect on our business.

20. Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

21. Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

22. Our failure to deliver high quality 3D Prints could damage our reputation and diminish demand for our products.

23. If we do not respond to technological changes or upgrade our technology systems, our growth prospects and results of operations could be adversely affected.

24. We currently obtain consumables and certain equipment parts from single or limited sources, and are subject to significant supply and pricing risks.

25. The Company will depend on the performance of distributors, retailers, and other resellers in promoting our products and services.

26. We do not plan to pay dividends to its shareholders in the near future and there is no guarantee it will ever receive any profit from its operations so as to be able to declare and pay dividends to its shareholders.

27. The market for technology companies is not predictable. While we may be able to sell the company for its technology, client relationships, team or other factors, there is no guarantee that it can be sold, nor that it will become profitable, nor that it will reach an Initial Public Offering (IPO). Even if those do occur, there is no guarantee that investor returns will be positive.

28. We may experience substantial competition in the future from companies that have more financial capabilities and resources.

29. We may not have sufficient product liability insurance to cover potential damages that may arise from legal suits or litigation.

30. At some future date, we may be subject to healthcare PHI data and HIPAA requirements that may require additional investment, expertise, consulting expense, employee hires that may have additional risks and challenges specific to our business.

31 The company intends to use a significant portion of the proceeds from the offering for unspecified working capital. The offering proceeds will be used by the Company in the ways management deems most effective towards the Company's goals. This means that although we definitely have plans for the proceeds (focused on sales, marketing, and product development) the Company will have ultimate discretion to use the proceeds as it sees fit and the Company has chosen not to limit the Company's use of the funds to specific uses that investors could evaluate. Such portion of the proceeds from this offering will be used for the purpose that the company's management deems to be in its best interest in order to address changed circumstances or opportunities. As a result of the foregoing, the Company's success will be substantially dependent upon its discretion and judgement with respect to application and allocation of such portion of the proceeds of this Offering. The company may choose to use the proceeds in the manner that the investors do not agree with and investor may have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations, and ultimately cause an investor to lose all or portion of his or her investment.

32 We may be subject to future governmental regulations. Aspects of our business and our products may be regulated at the local, state, and federal levels. Our products may be subject to state, local and Federal environmental laws and regulations, including those relating to the handling and storage of hazardous materials. We and our products may also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws
and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

33 The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. Our securities may not be marketable in the foreseeable future.

34 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Joey Skinner	Management @ WhiteClouds	2015
Lesa May	Accounting @ WhiteClouds	2018
Jerry Ropelato	Technology @ WhiteClouds	2013

Officers

OFFICER	TITLE	JOINED
Lesa May	Controller	2018
Jerry Ropelato	CEO, Director	2013

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Ropelato Family Enterprise	17,444,444 Common Stock	38.5%
Jerry Ropelato	13,400,352 Common Stock	29.6%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
08/2019	$200,000	Priced Round
04/2019	$246,974	SAFE
09/2018	$228,029	SAFE
06/2018	$180,000	Loan
04/2018	$955,921	Loan
03/2018	$80,000	Convertible Note
12/2017	$548,579	Loan
07/2017	$1,070,000	SAFE
01/2017	$321,000	Convertible Note
01/2016	$3,844,000	Convertible Note
12/2015	$600,000	Convertible Note
05/2013	$2,500,000	Priced Round
01/2013	$500,000	Priced Round

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
12/26/2015	$600,000	8.0%		None	12/25/2017
01/23/2016	$3,844,000	8.0%		None	01/01/2018
01/28/2017	$321,000	8.0%		None	01/27/2019
03/05/2018	$80,000	8.0%	20.0%	$18,000,000	03/05/2020

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Jerry Ropelato	12/30/2017	$548,579	$548,580	0.0%	12/31/2019	Yes
Connect VC	04/10/2018	$955,921	$1,147,924	8.0%	05/21/2019	Yes
Jerry Ropelato	06/30/2018	$180,000	$180,001	0.0%	06/30/2019	Yes

Related Party Transactions

Name	Jerry Ropelato
Amount Invested	$180,000
Transaction type	Loan
Issued	06/30/2018
Outstanding principal plus interest	$180,000 as of 07/2018
Interest	0.0 per annum
Maturity	06/30/2019
Outstanding	Yes
Current with payments	Yes
Relationship	Owner

Name	Jerry Ropelato
Amount Invested	$548,580
Transaction type	Loan
Issued	12/20/2017
Outstanding principal plus interest	$548,580 as of 04/2018
Interest	0.0 per annum
Maturity	12/31/2019
Outstanding	Yes
Current with payments	Yes
Relationship	Owner

Name	Jerry Ropelato
Amount Invested	$600,000
Transaction type	Convertible Note
Issued	12/25/2015
Interest	8.0 per annum
Maturity	12/25/2017
Valuation cap	None
Relationship	Owner/ Founder

This convertible note was with founder, Jerry Ropelato. It has not yet been converted, and the loan has not been paid back.

Name	Jerry Ropelato
Amount Invested	$3,844,000
Transaction type	Convertible Note
Issued	01/22/2016
Interest	8.0 per annum
Maturity	01/22/2018
Valuation cap	None
Relationship	Owner/ Founder

This convertible note was with founder, Jerry Ropelato. It has not yet been converted, and the loan has not been paid back.

Name	Jerry Ropelato
Amount Invested	$321,000
Transaction type	Convertible Note
Issued	01/27/2017
Interest	8.0 per annum
Maturity	01/27/2019
Valuation cap	None
Relationship	Owner/ Founder

This convertible note was with founder, Jerry Ropelato. It has not yet been converted, and the loan has not been paid back.

Use of Funds

$100,000	94% Expand our sales and marketing efforts. 6% Wefunder Intermediary fee
$306,970	In addition to above, this funding will cover general operations until potential follow-on financing of a Series-A equity investment is obtained. 6% of the funding will be used for the Wefunder Intermediary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	60,000,000	45,285,329	Yes
Preferred Stock	50,000,000	0	No

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.